

October 26, 2010

Mr. Worthing F. Jackman
Chief Financial Officer
Waste Connections, Inc.
2295 Iron Point Road, Suite 200
Folsom, CA 95630

> **Re: Waste Connections, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 9, 2010**
> **File No. 1-31507**

Dear Mr. Jackman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Legal Proceedings, page 22

1.	We note your disclosure about the disputed planned landfill in Chaparral, New Mexico. There have been no material updates in your quarterly reports. Please provide us with a comprehensive update on the status of this issue. In particular:

- Tell us the current status of the license for the Chaparral property
- Tell us whether you have filed the formal land permit for the 325 acres you purchased from the State of New Mexico in July 2009

- Tell us your views concerning the probability of the new location permit being approved

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Assumptions

Goodwill and Indefinite Lived Intangible Testing, page 32

2. In your prior response you told us that:

- You believe each of your districts is a reporting unit
- Such information was regularly reviewed by the CODM
- Your view was that such reporting units could be aggregated and deemed a single reporting unit because the reporting units had similar economic characteristics.
- You did not consider the lack of consistent EBITDA margins to be a substantive factor to preclude the aggregation of the districts within an operating region into a single reporting unit.

Considering the acquisitions that have occurred and the current economic environment, tell us whether you have experienced any circumstances within a district, or group of districts within your defined reporting units that has caused you to reconsider this determination. Tell us whether under certain extreme circumstances (for example where the EBITDA margins in a district, or group of districts has significantly diverged), you might reconsider this factor by giving it more weight in your aggregation determination.

Segment Reporting, page 34

3. In future filings please expand your Business section and MD&A to explicitly identify the composition of your reportable segments. In other words identify the states, cities, or sub-regions that make up each reportable segment. In addition, please consider expanding your MD&A, where material, to discuss changes in operations through identification of the impact that these smaller components had on the results of operations.

<u>Financial Statements</u>

<u>Note 1 – Organization, Business and Summary of Significant Accounting Policies</u>

<u>Derivative Financial Instruments, page 64</u>

4.   We note on page 49 that you terminated two swap agreements and paid $9.2 million to the counterparty, recording the amount in other expense. Disclosures on page 66 indicate that this charge may be reflected in Interest Expense. Please clarify for us and disclose in future filings, where you recorded this charge. Tell us whether such amount is included in the Supplemental Cash Flow Statement for cash paid for interest.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3689 with any other questions.

                                        Sincerely,

                                        John M. Hartz

Senior Assistant Chief Accountant